

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 22, 2009

Mr. James L. Brill
Chief Financial Officer
On Assignment, Inc.
26651 West Agoura Road
Calabasas, CA 91302

> **RE: On Assignment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-20540**

Dear Mr. Brill:

We have reviewed your filings and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition, page 37

1. We note you recognize revenue from contract assignments when earned based on hours worked by your contract professionals. Assuming this means you are recognizing revenue at the gross hourly rate charged to your clients for all of your professionals, it is not clear to us whether this is appropriate in your Physicians segment. On page 37 under the Sales and Fulfillment section for the Physicians segment you state that your physicians are independent contractors and you issue payments to the physicians for services rendered to your clients. Based on this limited disclosure it does not appear that you are the primary obligor, have credit risk or otherwise meet the indicators for gross revenue reporting. Please tell us how you determined gross revenue reporting is appropriate considering the indicators listed within EITF 99-19, paragraphs 7 -17 and clarify and expand your disclosure in future filings.

8. Income Taxes, page 45

2. In the reconciliation at the top of page 47, you group all of the permanent differences in one line and do not disclose what those differences are. With a view towards providing investors with a clear understanding of the differences between the statutory tax rate and the actual tax rate incurred by the company, please expand your disclosure to state what these permanent differences are in future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Notes to the Financial Statements

5. Goodwill and Identifiable Intangible Assets

3. We note that goodwill accounted for 53% of total assets as of March 31, 2009. We note that revenues and operating income have declined in recent quarters due to the negative impact of the current economic environment. Specifically we note that the IT and Engineering segment has had the largest decline, which is also the segment with the majority of the goodwill. As a result of your impairment test of your reporting units as of December 31, 2008 and March 31, 2009, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, since you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

  3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test as of December 31, 2008.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement

Mr. James Brill
On Assignment, Inc.
June 22, 2009
Page 4

from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director